

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): August 16, 2006

SIERRA HEALTH SERVICES, INC.®
Caring For Your Future

SIERRA HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

| Nevada | 1-8865 | 88-0200415 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**2724 North Tenaya Way**
**Las Vegas, Nevada 89128**
(Address of principal executive offices including zip code)

**(702) 242-7000**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 1.01 Entry into a Material Definitive Agreement

The Company has been informed by the Purchasing Division of the State of Nevada, Department of Administration, that on August 8, 2006, the Governor of the State of Nevada signed the recently awarded Medicaid contract and that no appeal of the award had been filed during the formal ten (10) day appeal period. The new contract will be effective until June 30, 2009. The new contract also includes a provision that allows the Division of Healthcare Financing and Policy, at its sole option, to extend the contract on a year-to-year basis for up to two additional years.

## Item 9.01 Financial Statements and Exhibits

| Exhibits | Description |
|---|---|
| 10.1 | Form of Medicaid Contract between Health Plan of Nevada and the State of Nevada Department of Health and Human Services Health Care Financing and Policy Division effective November 1, 2006 to June 30, 2009. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

|                          | SIERRA HEALTH SERVICES, INC. |
|--------------------------|------------------------------|
|                          | (Registrant)                 |
|                          |                              |
| Date:  August 16, 2006   | /S/ FRANK E. COLLINS         |
|                          | Frank E. Collins             |
|                          | Senior Executive Vice President |
|                          | Legal and Administration and Secretary |